

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

February 27, 2007

Mr. John E. Brown
Controller
Sierra Pacific Resources
P.O. Box 30150
Reno, Nevada 89520-3150

> **Re:** **Sierra Pacific Resources (File No. 1-8788)**
> **Nevada Power Company (File No. 2-28348)**
> **Sierra Pacific Power Company (File No. 0-508)**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**

Dear Mr. Brown:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant